EXHIBIT 99.1

SEABRIDGE GOLD INC.

 INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2016
(Unaudited)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated financial statements of Seabridge Gold Inc. for the three months ended March 31, 2016 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	4	1,303	990
Short-term deposits	4	10,066	14,540
Amounts receivable and prepaid expenses	5	505	565
Investments	6	4,347	4,039
		16,221	20,134
Non-current assets
Mineral interests	7	282,254	278,798
Reclamation deposits		1,595	1,595
Total non-current assets		283,849	280,393
Total assets		300,070	300,527

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	2,038	1,392
Flow-through share premium	9	467	981
		2,505	2,373
Non-current liabilities
Deferred income tax liabilities	13	15,492	14,841
Provision for reclamation liabilities		1,334	1,329
Total non-current liabilities		16,826	16,170
Total liabilities		19,331	18,543

Shareholders’ equity	9	280,739	281,984
Total liabilities and shareholders’ equity		300,070	300,527

Subsequent events (Note 14)
The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended
			March 31
	Note	2016	2015
Corporate and administrative expenses	11	(2,416)	(2,481)
Other income - flow-through shares	9	514	421
Impairment of mineral interests	7	-	(350)
Impairment of investments	6	(1)	(181)
Other gains on investments	6	55	79
Interest income		32	20
Finance expense and other		(4)	(5)
Foreign exchange loss		(3)	(9)
Loss before income taxes		(1,823)	(2,506)
Income tax recovery (expense)	13	(651)	32
Loss for the period		(2,474)	(2,474)

Other comprehensive income (loss), net of income taxes:
Unrealized gain on available for sale investments	6	255	223
Total other comprehensive gain		255	223
Comprehensive loss for the period		(2,219)	(2,251)

Basic and diluted net loss per Common Share		(0.05)	(0.05)
Basic weighted average number of common shares outstanding		52,139,626	48,580,098

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars except number of shares)
(Unaudited)

	Shares	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
As at January 1, 2016	52,139,626	325,624	22,591	22,707	(89,075)	137	281,984
Stock-based compensation	-	-	974	-	-	-	974
Expired options	-	-	(2,551)	2,551	-	-	-
Other comprehensive gain	-	-	-	-	-	255	255
Net loss for the period	-	-	-	-	(2,474)	-	(2,474)
As at March 31, 2016	52,139,626	325,624	21,014	25,258	(91,549)	392	280,739

As at January 1, 2015	48,438,876	295,545	29,197	15,061	(80,009)	40	259,834
Share issuance	27,500	276	-	-	-	-	276
Share issuance costs	-	(74)	-	-	-	-	(74)
Stock-based compensation	-	-	706	-	-	-	706
Shares - RSUs	136,250	1,312	(1,312)	-	-	-	-
Deferred tax	-	20	-	-	-	-	20
Other comprehensive gain	-	-	-	-	-	223	223
Net loss for the period	-	-	-	-	(2,474)	-	(2,474)
As at March 31, 2015	48,602,626	297,079	28,591	15,061	(82,483)	263	258,511

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31
	2016	2015
Operating Activities
Net loss	(2,474)	(2,474)
Items not affecting cash:
Impairment of mineral interests	-	350
Stock-based compensation	974	706
Other income - flow-though shares	(514)	(421)
Impairment of investments	1	181
Other gain on investments	(54)	(79)
Income tax expense (recovery)	651	(32)
Finance expense and other	4	5
Taxes paid	-	(85)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	60	297
Accounts payable and accrued liabilities	647	(1,673)
Net cash used in operating activities	(705)	(3,225)

Investing Activities
Mineral interests	(3,456)	(2,362)
Mineral exploration tax credits	-	4,119
Purchase of short-term deposits	-	(2,000)
Redemption of short-term deposits	4,474	3,514
Cash proceeds from sale of investments	-	98
Net cash provided by investing activities	1,018	3,369

Financing Activities
Issue of share capital	-	(74)
Net increase in cash and cash equivalents during the period	313	70

Cash and cash equivalents, beginning of the period	990	256
Cash and cash equivalents, end of the period	1,303	326

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc. and Seabridge Gold Corp.) and is a company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in the consolidated financial statements for the year ended December 31, 2015. These interim financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015.

3.	New accounting standards recently adopted and not yet adopted

New standards and amendments to standards adopted in these interim condensed consolidated financial statements are:

IAS 1, Presentation of Financial Statements (“IAS 1”) introduced amendments to improve presentation and disclosure in financial statements. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016. The amendments did not have a material impact on the financial statements.

Amendments to IFRS 11, Joint Operations (“IFRS 11”) required business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The Company adopted the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The amendments did not have a material impact on the financial statements.

Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets stated that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduced the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company adopted the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The amendments did not have a material impact on the financial statements upon adoption.

New standards and amendments to standards that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these interim condensed consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

4.	Cash and cash equivalents and short-term deposits

($000’s)	March 31, 2016	December 31, 2015
Cash and cash equivalents	1,303	990
Short-term deposits	10,066	14,540
	11,369	15,530

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000’s)	March 31, 2016	December 31, 2015
HST	222	249
Prepaid expenses	283	316
	505	565

6.	Investments

($000’s)	January 1, 2016	Gain of associates	Impairment	Comprehensive gain	March 31, 2016
Available-for-sale investments	2,731	-	(1)	255	2,985
Investment in associate	1,308	54	-	-	1,362
	4,039	54	(1)	255	4,347

($000’s)	January 1, 2015	Gain of associates	Impairment	Comprehensive gain	December 31, 2015
Available-for-sale investments	3,246	-	(346)	97	2,731
Investment in associate	1,651	202	(545)	-	1,308
	4,897	202	(891)	97	4,039

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These available-for- sale financial assets are recorded at fair value of $3.0 million (December 31, 2015 - $2.7 million) on the statements of financial position. In the current quarter, the Company recorded a $0.3 million gain on its available-for-sale investments (March 31, 2015 - $0.2 million gain) to the statement of operations and comprehensive loss.

The Company holds one investment in an associate that is accounted for on the equity basis. During the three months ended March 31, 2016, the Company recorded its proportionate share of the net income of the associate of $54,000 (March 31, 2015 – $62,000 gain) within other gains on investments on the statement of operations and comprehensive income.

7.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000’s)	Balance,	Expenditures	Impairment	Balance,
	January 1, 2016	2016	2016	March 31, 2016
KSM	209,929	3,385	-	213,314
Courageous Lake	68,098	71	-	68,169
Grassy Mountain	771	-	-	771
	278,798	3,456	-	282,254

($000’s)	Balance,	Expenditures	Impairment	Balance,
	January 1, 2015	2015	2015	December 31, 2015
KSM	191,929	18,000	-	209,929
Courageous Lake	67,471	627	-	68,098
Nevada Projects	350	-	(350)	-
Grassy Mountain	771	-	-	771
	260,521	18,627	(350)	278,798

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)         KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the KSM property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.- now Glencore plc) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study. In April 2006, the Company reacquired the exploration rights to the KSM property from Falconbridge. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty on these adjacent claims.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project.

In 2014, approval of an environmental assessment application, submitted to provincial and federal regulators in 2013 was obtained. Also in 2014, the Company applied for $4.1 million of refundable provincial tax credits related to exploration expenditures incurred in 2011 at KSM and the recovery was credited to mineral properties and a corresponding receivable was recognized on the December 31, 2014 statement of financial position. In 2015 the Company collected the funds.

In 2015, $18 million of expenditures were incurred on the KSM project in the first three months of 2016, $3.4 million of expenditures were incurred..

b)         Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year up to a total of $1,250,000.  The Company has made $950,000 in payments and is committed to make three additional annual payments until 2017. The property may be purchased outright at any time with the accelerated payment of the remaining balance.

In 2015, the Company incurred $0.6 million of exploration and other costs completing a limited exploration program while the Company continued its primary focus on exploration programs at KSM. Costs incurred in the first three months of 2016 were $71,000.

c)         Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a reduction to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant was exercisable to acquire one common share of Calico for no additional consideration. The fair value of the shares and special warrants reduced the carrying value of the mineral properties at the time of receipt of the securities. During 2013 and 2014, the Company elected to convert all of the special warrants into common shares.

In addition to the shares and special warrants received as consideration, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. Following the de-recognition of the Grassy Mountain net assets, in 2013, a value of $771,000 has been retained within mineral properties.

d)	Nevada Projects

In 2014 and 2015, the Company was notified that the options to purchase three Nevada based projects would be discontinued. The Company decided not to continue to carry the maintenance costs of these claims and determined that the recoverability of the carrying costs was impaired and fully charged the statement of operations for the capitalized costs at the time of notification. By December 31, 2015, the Company had impaired all the carrying costs of the Nevada projects.

e)	Other mineral properties

(i) Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million in 2014 and another $1 million in 2015. IDM also issued to the Company 4,955,500 common shares, the fair value of which was $1.5 million, and was recorded in investments on the statement of financial position. IDM is also obligated to spend $7.5 million on the Red Mountain Project over a three year period. At the time of the receipt of the cash and shares mentioned above, there was no carrying value recorded for Red Mountain, as all historical acquisition and exploration costs had been fully recovered through option payments and other recoveries and as such, the $1 million received in 2015 and the combined value of the cash and shares of $2.5 million received in 2014 has been recorded on the statement of operations and comprehensive loss as a gain on the disposition of mineral properties in the respective years.

Upon commencing commercial production IDM must pay the Company an additional $1.5 million and either an additional $4 million or sell to the Company up to 50,000 ounces of gold at a pre-determined price.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.
In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in an adjacent peripheral property. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. There is no carrying value recorded for Quartz Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

Upon the completion of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

8.	Accounts payable and accrued liabilities

($000’s)	March 31, 2016	December 31, 2015
Trade payables	1,583	1,104
Trade and other payables due to related parties	67	88
Non-trade payables and accrued expenses	388	200
	2,038	1,392

9.	Shareholders’ equity

($000’s)	March 31, 2016	December 31, 2015
Share capital	325,624	325,624
Stock based compensation	21,014	22,591
Contributed surplus	25,258	22,707
Deficit	(91,549)	(89,075)
Accumulated other comprehensive income	392	137
	280,739	281,984

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at March 31, 2016 and December 31, 2015.
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the current three month period or in the year ended December 31, 2015. The Company considers its capital to be share capital, stock based compensation, contributed surplus and deficit.

On October 30, 2015, the Company issued 1,800,000 common shares of the Company, through a non-brokered private placement, at a price of $8.10 per share raising gross proceeds of $14.6 million.

On April 7, 2015 the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million. The purchase price represented a 22% premium over the market price of the Company’s shares on that date. Share issuance costs of $1.0 million were incurred in relation to the offering and have been included in equity. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares.  The effective date of the renouncement is December 31, 2015. The $2.9 million premium has been recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations and comprehensive income. In the period April 8, 2015 to December 31, 2015, $2.0 million of the premium was recognized through other income on the statement of operations and comprehensive income for the proportionate amount of qualifying expenditures made relative to the $16.4 million commitment. Based on qualifying expenditures made in the quarter ended March 31, 2016, an additional $0.5 million of the premium was recognized through other income on the statement of operations and comprehensive income and the remaining spending commitment is $2.6 million.

The Company provides compensation to directors and employees in the form of stock options and a restricted share units (“RSU”), plan.

Pursuant to the share option plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000’s)	RSUs	Amortized Value of RSUs ($000’s)	Stock-based Compensation ($000’s)
Outstanding January 1, 2016	3,585,000	14.15	21,602	183,250	989	22,591
Granted	100,000	13.52	235	-	-	235
Expired	(150,000)	30.42	(2,551)	-	-	(2,551)
Amortized value of stock based compensation
granted in prior years	-	-	448	-	291	739
Outstanding March 31, 2016	3,535,000	13.44	19,734	183,250	1,280	21,014

Exercisable at March 31, 2016	2,771,666			-

	Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000’s)	RSUs	Amortized Value of RSUs ($000’s)	Stock-based Compensation ($000’s)
Outstanding January 1, 2015	3,240,000	17.62	27,427	355,000	1,770	29,197
Exercised option or vested RSU	-	-	-	(136,250)	(1,312)	(1,312)
Amortized value of stock based compensation
granted in prior years	-	-	78	-	628	706
Outstanding March 31, 2015	3,240,000	17.62	27,505	218,750	1,086	28,591

Exercisable at March 31, 2015	3,046,666			-

The outstanding share options at March 31, 2016 expire at various dates between March 2016 and March 2021.  A summary of options outstanding, their remaining life and exercise prices as at March 31, 2016 is as follows:

	Options Outstanding		Options Exercisable
Exercise price	Number	Remaining	Number
	outstanding	contractual life	Exercisable
$21.98	545,000	8 months	545,000
$21.54	10,000	11 months	10,000
$14.70	100,000	1 year 3 months	100,000
$17.32	180,000	1 years 5 months	180,000
$17.52	155,000	1 years 8 months	155,000
$12.60	705,000	1 years 11 months	705,000
$12.91	100,000	2 years 2 months	100,000
$8.00	50,000	2 years 9 months	50,000
$10.36	700,000	3 years	700,000
$9.72	50,000	3 years 3 months	50,000
$9.00	475,000	4 years 1 months	-
$11.13	365,000	4 years 9 months	143,333
$13.52	100,000	5 years	33,333

	3,535,000		2,771,666

In the first quarter of 2016, 150,000 options expired and 100,000 options were granted to an officer of the Company. The fair value of the recently granted options of $0.7 million is being amortized over the estimated service period of 5 years.

In December 2015, 365,000 five-year options, with an exercise price of $11.13, to purchase common shares of the Company were granted to members of management. These options had a fair value of $2 million. Of the total granted, 235,000 options vest over a two year period. Of the remaining 130,000 options, one half of them vested on December 31, 2015 and the second half will vest upon the Company entering into a major transaction on one of the Company’s two core assets.

In April 2015, 475,000 five-year options to purchase common shares of the Company, with a fair value of $1.4 million, were granted to members of the Board of Directors. These options have an exercise price of $9.00 and were subject to shareholder approval which was obtained in June 2015. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core assets. The fair value of these options is being amortized over the service life of the options.

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2016	2015
Dividend yield	Nil	Nil
Expected volatility	59.8%	51-57%
Risk free rate of return	0.7%	0.7%-1%
Expected life of options	5 years	5 years

In 2015, the Board granted 94,000 RSUs to members of management. The fair value of the grants, of $1.0 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from one to nine months from the date of the grant depending on certain corporate objectives being met. In 2015, 263,250 RSUs vested and were exchanged for common shares of the Company.

10.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

 Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at March 31, 2016 and December 31, 2015 are cash and cash equivalents, short-term deposits, amounts receivable,  available-for-sale investments, and accounts payable and accrued liabilities. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 2 measurement. The Company’s available-for-sale investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement.
The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2016, the Company had an aggregate cash and cash equivalents and short-term deposits balance of $11.4 million (December 31, 2015 - $15.5 million) for settlement of current liabilities of $2.0 million, excluding the flow-through share premium. The Company is committed to spend $2.6 million on qualifying exploration expenditures in fulfillment of the April 15, 2015 flow-through financing. The short-term deposits are various guaranteed accounts and are redeemable, in whole or in part, with interest at any time. All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

Market Risk
(a) Interest Rate Risk
The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at March 31, 2016 the Company had no foreign currency denominated financial instruments.

(c) Investment Risk
The Company has investments in other publicly listed exploration companies which are included in investments.  These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.3 million in a gold exchange traded receipt that is recorded on the statement of financial position in investments.  The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

11.	Corporate and administrative expenses

($000’s)	March 31, 2016	March 31, 2015
Employee compensation	724	1,115
Stock-based compensation	974	706
Professional fees	215	167
General and administrative	503	493
	2,416	2,481

12.	Related party disclosures

During the three months ended March 31, 2016, a private company controlled by an officer was paid $48,000 (2015 - $35,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	Income taxes

In the current quarter, the Company recognized income tax expense of $0.7 million (2015 - $32,000 recovery) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to expenditures applied to flow-through share commitments which are capitalized for accounting purposes with no corresponding tax basis due to the renouncement, offset partially by a deferred tax recovery arising from the loss in the current quarter.

14.	Subsequent events

Subsequent to the quarter ended March 31, 2016, the Company closed a public offering of 500,000 common shares at a price of $17.40 per common share raising gross proceeds of $8.7 million.

Also subsequent to the quarter ended March 31, 2016, the Company announced a financing whereby a syndicate of underwriters agreed to purchase 450,000 flow-through common shares at a price of $24.08 per flow-through common share for gross proceeds of $10.8 million. In addition, the Company has granted the underwriters an option to purchase from the Company up to an additional 50,000 flow-through common shares, also at $24.08 per flow-through common share, exercisable at least one week prior to the closing date of the flow-through common share financing. The flow-through common share offering is expected to close on or about May 19, 2016 and is subject to customary closing conditions including, but not limited to, stock exchange approval and listing.

Also subsequent to the quarter ended March 31, 2016, the Company announced that it has entered into a definitive agreement, pursuant to which it has agreed to acquire all of the issued and outstanding common shares of SnipGold Corp. ("SnipGold") by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). Pursuant to the arrangement agreement, holders of SnipGold common shares will be entitled to receive 1/63rd of a common share of the Company in exchange for 1 SnipGold common share held. Approximately 600,000 common shares of the Company are expected to be issued to existing SnipGold shareholders (not including shares which might be issued on exercise of convertible securities). The arrangement will require approval by a majority of at least 66⅔% of the votes cast by SnipGold shareholders at a special meeting of SnipGold shareholders expected to take place in June, 2016. In connection with the arrangement, Seabridge agreed to provide SnipGold with interim debt financing of up to $0.4 million, to be repaid 90 days following the termination of the Arrangement Agreement, should termination occur. The Company advanced the first $0.1 million to SnipGold in April, 2016. It is anticipated that the transaction will close in the second quarter of 2016. The expected consideration is estimated at approximately $11 million.